UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                         PLANETLINK COMMUNICATIONS, INC.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                       ----------------------------------
                         (Title of Class of Securities)

                          -----------------------------
                                 (CUSIP Number)

                                  H. Dewey Bain
                               1415 Bookhout Drive
                                  Cummings, GA.

                         ------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                              August 12, 2005
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     H. Dewey Bain
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               165,291,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             165,291,000
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     165,291,000
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     165,291,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     24.75%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the Planetlink Communications, Inc. Common Stock, $0.001 par value ("Shares"), of corporation ("Planetlink"). Planetlink's principal executive office is located at 1415 Bookhout Drive, Cummings, GA.

Item 2.   Identity and Background

The name and principal business and office address of the Reporting Person filing this Statement is: (a) H. Dewey Bain, 1415 Bookhout Drive, Cummings, GA.
(c) The principal business of the Reporting Person is President and CEO of the Registrant.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person purchased the Shares from Planetlink for services.

Item 4.   Purpose of Transaction

The shares were purchased for investment and not with a view to distribution.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person owns of record and beneficially 165,191,000 share, representing 24.75% of the issued and outstanding common stock of the Registrant. (b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the President, Chief Executive Officer and Chief Financial Officer of the Issuer. The Reporting Person is not a party to any agreement involving the ownership or voting of the Shares.

Item 7.   Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 23, 2005



 /s/ H. Dewey Bain
     -----------------
     H. Dewey Bain